Clifton Star Resources, Inc.

Clifton Star Resources Inc.: News Release

MAY 6, 2008 - 10:07 ET

VANCOUVER, BRITISH COLUMBIA--(Marketwire - May 6, 2008) - Clifton Star Resources, Inc. (TSX VENTURE:CFO) is extremely pleased to announce that it has signed option agreements to acquire all the outstanding shares of three companies containing certain mineral and surface rights to properties in Quebec and Manitoba.  The Quebec properties are comprised of three mining concessions, two claims, surface rights and infrastructure near the town of Duparquet.  The Manitoba property consists of ten claims near Cat Lake. All these properties were accumulated by the late Mark Smerchanski, geologist and mining engineer of Winnipeg, Manitoba.

In Quebec, the concessions are the Beattie Gold Mines, Donchester Gold Mines and the Hunter Mine.  The Beattie and the Donchester produced over one million ounces of gold from the 1930s until the middle 1950s using an on-site mill, part of which still remains.  Drilling over the last twenty years has delineated a resource that will be included in a compliant NI 43-101 report currently being compiled by Peter Bevan P. Eng.  It is expected to be available next week.  Open pit and underground mining possibilities provide for a rapid development of the Beattie while the Donchester connected on two levels to the Beattie provides access for future development.  Two gold claims known as the Dumico east of the Donchester have had small production.  With the Beattie and Donchester there is a total of 8.4km strike length along the Porcupine/Destor deformation zone that extends from near Timmims, Ontario to Val Dor, Quebec. This fault line has historically been a favorable environment for mineral production, primarily gold.

The copper/nickel property near Cat Lake in Manitoba had material stockpiled and a plan was put into place to operate a 1000-ton per day mill with an anticipated eight year life.  A decline of commodity prices aborted the plan.  The mineral deposit is open to expansion with a second host rock unit discovered in 1972 with mineralized zones up to 27 meters in width.

With over 1.1 million ounces of gold processed through the mill and a recovery rate of 83% the resultant tailings of some ten million tons were tested with 120 drill holes in 1960s and the 1990s.  The silica tailings-granular in nature- is amenable for processing in a concentrator or as mill feed.  A former producer of copper and minor silver during the 1950s, the Hunter mine has a historic resource outlined and it offers excellent exploration targets.

It is rare for a company the size of Clifton Star Resources, Inc. to be in a position to acquire properties of such quality and great potentiality.  Management began discussions with the vendors shortly after it acquired the Duquesne in 2006.

Both jurisdictions of Quebec and Manitoba provide a stable and reliable environment for mineral exploration and development with Quebec providing significant tax rebates.

The terms of the agreements are $1,000,000 down with a drilling program on the Beattie and the Donchester and an evaluation of the entire project, a payment in three months and a final payment twelve months thereafter.  The total price is $50,000,000 by debt and equity financing.

A provision allows for an additional payment of $12,000,000 if the Company sells control of the gold properties or if the Company delineates four million oz. of gold.

Exploration on the Duquesne has uncovered a three thousand meter structure along the Porcupine/Destor fault.  The Company is verifying its integrity and viability with a drilling program.

Five drills are currently on the gold properties, three on the Duquesne and two for use on the Beattie.  With five rigs, the Company has the ability to move one or two of the Duquesne rigs to the Beattie as warranted.

The Company has sufficient capital to finance the ongoing exploration program.

This new release has been reviewed by Fred Archibald P Geo Vice President of Exploration, a qualified person.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Clifton Star Resources Inc.

Harry Miller

President

(425) 453-0355

Email: Hacabell@hotmail.com

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